Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 7, 2025

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 15, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Uranium ETF (previously, Roundhill Physical Uranium ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please remove the word “Physical” from the name of the Fund or otherwise explain to the Staff how the word complies with Rule 35d-1, as the Fund does not hold physical uranium.

Response to Comment 1

Pursuant to the Staff’s comment, the name of the Fund has been changed to “Roundhill Uranium ETF.”

Comment 2 – Investment Objective

Please disclose how the Fund measures the price of physical uranium.

Response to Comment 2

Pursuant to the Staff’s comment, the investment objective has been revised as set forth below:

The Fund seeks to provide capital appreciation.

Comment 3 – Fee Table

Please include a separate line item for acquired fund fees and expenses, if appropriate.

Response to Comment 3

The Registrant confirms that it will include a separate line item in the Annual Fund Operating Expenses table for acquired fund fees and expenses to the extent that the Fund’s acquired fund fees and expenses is 0.01% or greater.

Comment 4 – Principal Investment Strategies

The Staff notes the first sentence of the second paragraph set forth in the section entitled “Principal Investment Strategies”:

The Fund seeks to provide such exposure to uranium through one or more swap agreements that utilize shares of the Sprott Physical Uranium Trust (the “Underlying Trust”) as the reference asset.

Please modify the Fund’s strategy to make clear that the Fund will not derive more than 20% of its exposure to uranium through the Sprott Physical Uranium Trust, which is a foreign issuer not registered in the United States. It is the Staff’s position that exposure exceeding 20% to such an issuer is not appropriate as foreign issuers do not provide the requisite amount of information in their public filings to allow investors to make an informed investment decision regarding exposure to such issuers.

Response to Comment 4

The Registrant understands and appreciates the basis of the Staff’s comment but respectfully asserts that it knows of no basis in statute, regulation or precedent for the Staff’s position that a fund may not have more than a 20% notional exposure to an issuer not registered in the United States. To support the position that an exposure limit should apply, the Staff has referenced the June 24, 1996, Morgan Stanley & Co., Incorporated, no-action letter (the “MS Letter”). In our view, the MS Letter addresses a different scenario than what is presented here, and, as a result, should not control what is required for this filing. In addition, the MS Letter does not reference a specific notional exposure limit. The MS Letter relates to disclosure issues concerning a registered offering of securities that are fully exchangeable for another security. In the present circumstance, to the extent that the Fund would provide exposure to another issuer (the “Target Asset”), the Fund does not contemplate owning the Target Asset directly and in no circumstance would the Target Asset be exchangeable for the assets of the Fund.

It is expected that the vast majority of the Fund’s assets (over 90%) will consist of U.S. Treasury securities or cash and the remainder will consist of swap contracts that provide exposure to the spot price of uranium or companies or trusts that provide similar exposures to uranium (the “Uranium Assets”). The Fund intends to enter into such swap arrangements with regulated swap providers. While the value of the swaps will be heavily impacted by the spot price of uranium and/or the market value of the Uranium Assets, the swaps are not issued by the issuer of a Uranium Asset nor are they exchangeable for a Uranium Asset. The swaps are solely the obligations of the swap providers and any payments due to Fund (as a result of the swaps) will be the obligations of the swap providers and not an issuer of a Uranium Asset. Additionally, the Registrant has no affiliation with, and has had no contact with, any Uranium Asset issuer.

To satisfy the Fund’s disclosure obligations under the Federal securities laws and Form N-1A, the Registrant has included robust disclosure regarding the Uranium Assets in the sections entitled “Principal Investment Strategies” and “Principal Risks.” The section entitled “Principal Risks” contains significant disclosure relating to the uranium market in general, as set forth in “Uranium Risk.” “Principal Risks” also contains voluminous disclosure regarding the Fund’s use of swap agreements, including “Swap Agreements Risk,” “Derivatives Risk,” “Counterparty Risk,” “Liquidity Risk,” “Swap Counterparty Concentration Risk” and “Valuation Risk.” The Registrant has also included risk disclosure regarding the Fund’s portfolio of short-term U.S. Treasury securities and money market funds, including “Money Market Funds Risk” and “U.S. Government Securities Risk.” The Registrant believes it has met its disclosure obligations.

Comment 5 – Principal Investment Strategies

Please supplementally disclose to the Staff whether the Fund will have significant exposure to any single issuer, whether directly or indirectly through derivative instruments.

Response to Comment 5

The Registrant, ideally, seeks to derive 100% of the Fund’s economic exposure to uranium from swap agreements that utilize the spot price of uranium as the reference asset (“Spot Uranium Derivatives”). However, at present, the Registrant anticipates that it may be difficult for the Fund to source sufficient swap exposure to satisfy the Fund’s expected needs. Over time, the Registrant believes that swap capacity will grow, and an increasingly larger portion of the Fund’s economic exposure will be derived from Spot Uranium Derivatives. In the interim, the Fund seeks to provide a significant portion of the Fund’s exposure to uranium from derivatives that utilize the Sprott Physical Uranium Trust or Yellow Cake Plc as the reference asset.

Comment 6 – Principal Investment Strategies

Please supplementally explain to the Staff whether the Fund wholly owns or primarily controls any entity that primarily engages in investment activities and whether the Fund expects to wholly own or primarily control any such entity.

Response to Comment 6

The Registrant confirms that the Fund will undertake investments in Sprott Uranium Derivatives exclusively through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands. The Fund’s prospectus and statement of additional information have been revised to include the requisite disclosures and commitments that correspond to the use of such an entity.

Comment 7 – Principal Risks

The Staff notes the “Risks of Investing in Emerging Markets,” “Kazakhstan Risk,” “Canada Risk,” and “Australia Risk” under the heading “Uranium Risk.” set forth the section entitled “Principal Risks.” Inasmuch as the Fund does not invest in uranium companies, please supplementally explain to the Staff how investing in companies located in emerging markets, including Kazakhstan, Canada, and Australia, are principal risks associated with the Fund. Instead, consider adding geographic concentration risks that states that because uranium ore is geographically concentrated in a few countries, the performance of the Fund may be more volatile than a more geographically diversified Fund.

Response to Comment 7

Pursuant to the Staff’s comment, “Kazakhstan Risk,” “Canada Risk,” and “Australia Risk” have been removed from “Uranium Risk” and nested beneath a new risk entitled “Geographic Exposure Risk” set forth below.

GEOGRAPHIC EXPOSURE RISK. Uranium ore production is significantly concentrated in a small number of countries, namely Kazakhstan, Canada and Australia. Accordingly, the Fund’s significant exposure to uranium will subject it to the economic, political, regulatory, or other events or conditions affecting these countries and cause the Fund to be more volatile than a more geographically diversified fund. Set forth below are a description of individual risks relating to each such country.

Furthermore, the Fund has modified each such risk to remove certain references to companies operating in such countries as the Fund will not invest directly in such companies. However, the Registrant asserts that certain references to such companies are appropriate. While the Fund does not invest direct in companies operating within the uranium ecosystem, the ability of such companies to continue to operate, and operate profitably, does directly impact the supply of uranium, which has a large impact of the value of uranium. Accordingly, the Registrant believes that the referenced disclosure does accurately describe a principal risk to the Fund.

Comment 8 – Principal Risks

In accordance with Comment 4 above, please revise the Principal Risks section to reflect the risks associated with any reference assets that replace, or are used in conjunction with, the Sprott Physical Uranium Trust.

Response to Comment 8

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include “Yellow Cake Plc Risk,” set forth below.

YELLOW CAKE PLC RISK. The Fund may derive a material amount of its economic exposure to physical uranium as a result investments in securities of Yellow Cake and swap agreements that reference Yellow Cake. Accordingly, the Fund is especially subject to certain risks pertaining to Yellow Cake, set forth below. In addition the risks listed below, Yellow Cake is also subject to “Uranium Risk,” “Uranium Market Liquidity Risk” and “Uranium Custody Risk” set forth above.

KEY SUPPLIERS RISK. Yellow Cake’s business model is highly dependent upon its long-term agreements with a relatively small number of uranium suppliers. In particular, it has an exclusive agreement with Kazatomprom that provides Yellow Cake with access to uranium at competitive prices. In the event that, Kazatomprom or any of Yellow Cake’s other suppliers, for whatever reason, were unable or unwilling to fulfill their obligations to Yellow Cake, its business model may be significantly impacted.

Non-U.s. Regulation Risk. Yellow Cake is incorporated in Jersey, Channel Islands, and is regulated by the Jersey Financial Services Commission. While Yellow Cake is subject to Jersey’s laws on corporate governance, anti-money laundering and counter-terrorism financing, such regulations are known to be less onerous than U.S. federal securities laws, resulting in fewer reporting and compliance burdens.

DELISTING RISK. Yellow Cake’s shares are listed on the London Stock Exchange, subjecting Yellow Cake the UK Financial Conduct Authority’s rules and regulations. To the extent that Yellow Cake were to be found out of compliance with such rules and regulations, its shares could be delisted, which would significantly negatively impact the company and its shareholders.

Comment 9 – Principal Risks

The Staff notes the “New Fund Risk” set forth in the section entitled “Principal Risks.” Please revise the disclosure to state that there can be no assurance that the Fund will be successful or grow to a viable size, that an active trading market for the Fund shares will develop or that the Fund’s share listing will continue unchanged.

Response to Comment 9

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 10 – Principal Risks

The Staff notes “Structural ETF Risks—Cash Transactions Risk” set forth in the section entitled “Principal Risks.” Please explain if this is a principal risk and, if the Fund intends to effect a substantial portion of creations and redemptions for cash rather than in-kind securities, please consider highlighting that fact in the principal strategies discussion or move this item into the Item 9 discussion.

Response to Comment 10

Pursuant to the Staff’s comment, the first sentence of “Structural ETF Risks—Cash Transactions Risk” has been revised to include the following disclosure:

The Fund expects to effect a significant portion of its creations and redemptions for cash, rather than in-kind securities.

Comment 11 – Performance

Please identify the broad-based index the Fund intends to use as its benchmark.

Response to Comment 11

The Fund intends to use the Solactive GBS Global Markets All Cap USD Index TR as its broad-based index.

Comment 12 – Statement of Additional Information

The Staff notes that it is unable to locate the sub-advisory fees in the section entitled “Investment Adviser and Other Service Providers—Investment Sub-Advisor” in the Statement of Additional Information. Please revise the disclosure to include sub-advisory fees.

Response to Comment 12

The Registrant confirms that on a yearly basis the Statement of Additional Information will contain a table specifying the amount of sub-advisory fees paid by the Adviser to the Sub-Adviser over the prior fiscal year.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP